UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Employees’ Savings & Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN -
CLARKSVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED
DECEMBER 31, 2018 AND 2017

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3-4

FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7-13

SUPPLEMENTAL SCHEDULE*:
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	14

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the
First Savings Bank Employees’ Savings & Profit Sharing Plan
Clarksville, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Savings Bank Employees’ Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2011.

New Albany, Indiana
June 27, 2019

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017

	2018	2017

Investments, at fair value:
First Savings Financial Group, Inc. unitized common stock fund	$ 7,034,708	$ 7,933,578
Mutual funds	9,868,015	9,203,568
Common/collective fund	1,842,301	1,370,576

Total Assets	18,745,024	18,507,722

Net Assets Available for Benefits	$ 18,745,024	$ 18,507,722

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Additions to net assets attributed to:
Investment income (loss):
Interest on short-term investment funds	$ 6,423	$ 2,404
Dividends on mutual funds	459,998	327,372
Dividends on common stock	76,969	77,070
Net (depreciation) appreciation in fair value of investments	(1,628,494)	2,423,739
	(1,085,104)	2,830,585

Contributions:
Employer	591,619	494,217
Participant	1,197,041	912,396
Participant rollovers	963,723	64,518
	2,752,383	1,471,131

Total additions	1,667,279	4,301,716

Deductions from net assets attributed to:
Benefits paid to participants	1,333,307	536,918
Administrative expenses	96,670	71,886
Total deductions	1,429,977	608,804

Net Increase	237,302	3,692,912

Net assets available for benefits:
Beginning of year	18,507,722	14,814,810

End of Year	$ 18,745,024	$ 18,507,722

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

(1)        DESCRIPTION OF PLAN

The following description of the First Savings Bank Employees’ Savings & Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank (the “Bank”), a wholly-owned subsidiary of First Savings Financial Group, Inc. (the “Company”), covering substantially all employees of the Bank who have completed three months of service (minimum of 250 hours) and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Pentegra Trust Company is the trustee of the Plan.

Contributions

Participants may make pre-tax and after-tax Roth elective salary deferrals up to 75% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code (“IRC”) regulations.  Eligible participants are also permitted to make special pre-tax catch-up contributions in accordance with IRC regulations and contributions representing distributions from other qualified defined benefit or contribution plans.

The Bank made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2018 and 2017.  Participants must have completed one year of service (minimum of 1,000 hours) to be eligible for Bank safe harbor matching contributions.

Bank contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee of the Company.  No discretionary employer profit sharing contributions were made for 2018 or 2017.

Effective for employees who become eligible participants on or after January 1, 2017, the Plan automatically withholds 3% of the employee’s pay on a pre-tax basis.  Employees can opt out of the Plan’s automatic enrollment provisions by providing written notice to the plan administrator.  A participant may also withdraw automatic enrollment salary deferral contributions, and earnings thereon, without penalty, within 90 days after the date the first automatic deferral is made.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a common/collective fund and a unitized common stock fund consisting principally of shares of Company common stock as investment options for participants.  Participants may change their investment elections at any time.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2018 AND 2017

(1 – continued)

Participant Accounts

Each participant’s account is credited with participant salary deferrals, Bank contributions and an allocation of plan earnings, and charged with an allocation of plan losses and administrative expenses.  Allocations are based on participant compensation, account balances or specific participant transactions, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions and all employer contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum or partial lump sum distribution in an amount up to the value of their vested account balance.  The Plan also provides for in-service distributions for participants that have attained age 59½, subject to certain restrictions, or for financial hardships.  Separated participants with vested account balances exceeding $1,000 may elect to defer benefits until reaching normal retirement age.

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan.  Those that were paid by the Plan are reflected in the accompanying financial statements.

Employees of the Bank perform certain administrative functions for the Plan.  Neither the Bank nor its employees receive compensation from the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2018 AND 2017

(2 – continued)

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Capital gain distributions from mutual funds are included in dividend income.  Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common/collective fund are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of the return for these investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various mutual funds, common stock, short-term investment funds and a common/collective fund.  The investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Participants should refer to the Company’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

Payment of Benefits

Benefits are recorded when paid.  At December 31, 2018 and 2017, there were no allocated amounts to participants who had elected to withdraw from the Plan, but had not yet been paid.

Concentration of Credit Risk

At December 31, 2018 and 2017, investments in the First Savings Financial Group, Inc. unitized common stock fund totaled 37.5% and 42.9%, respectively, of the Plan’s investments.  This stock has full voting rights.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2018 AND 2017

(2 – continued)

Subsequent Events

Management has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through June 27, 2019, the date these financial statements were available to be issued.

Effective January 1, 2019, the Plan was amended to increase the minimum vested balance required for separated participants to elect to defer benefits until reaching normal retirement age from $1,000 to $5,000.  In addition, for mandatory distributions that exceed $1,000 but not $5,000, the Plan will roll over the distribution to an individual retirement account unless the participant elects to either receive or roll over the distribution.

(3)    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observed for the asset; or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  Level 2 inputs are used for investments for which Level 1 inputs are not available.  Level 3 inputs are used only if Level 1 or Level 2 inputs are not available.  There are no plan assets requiring the use of Level 3 inputs for the periods presented.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2018 AND 2017

(3 – continued)

The following table presents the balances of the Plan’s investments within the fair value hierarchy measured at fair value as of December 31, 2018 and 2017:

	Level 1	Level 2	Level 3	Total

December 31, 2018:
Unitized common stock fund	$ 7,034,708	$ -	$ -	$ 7,034,708
Mutual funds	9,868,015	-	-	9,868,015

Investments in the fair value hierarchy	$ 16,902,723	$ -	$ -	16,902,723

Common/collective fund, measured at net asset value (A)				1,842,301

Total investments				$ 18,745,024

December 31, 2017:
Unitized common stock fund	$ 7,933,578	$ -	$ -	$ 7,933,578
Mutual funds	9,203,568	-	-	9,203,568

Investments in the fair value hierarchy	$ 17,137,146	$ -	$ -	17,137,146

Common/collective fund, measured at net asset value (A)				1,370,576

Total investments				$ 18,507,722

(A)
In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at net asset value (“NAV”) per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2018 AND 2017

(3 – continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the valuation techniques and related inputs used for assets measured at fair value at December 31, 2018 and 2017.

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.  The unitized common stock fund’s holdings consisted of the following at December 31, 2018 and 2017:

	2018	2017

Shares of Company common stock	127,294	136,557
Quoted market price at December 31	$ 51.94	$ 57.02

Fair value of Company common stock	$ 6,611,650	$ 7,786,480
Cash, cash equivalents and receivables	423,058	147,098

Unitized common stock fund fair market value	$ 7,034,708	$ 7,933,578

Mutual Funds

The fair value of mutual funds is based on the quoted NAV of the shares as reported by the fund.  The mutual funds held by the Plan are open-end mutual funds registered with the United States Securities and Exchange Commission.  The funds must publish their daily NAV and transact at that price.  The mutual funds held by the Plan are considered to be actively traded.

Common/Collective Fund

Investments in the common/collective fund are valued at the NAV of the units held by the Plan based on the fair value of the assets underlying the fund, as reported by the fund manager.  NAV is used as a practical expedient for fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily, and there were no redemption or frequency restrictions on the common/collective fund as of December 31, 2018 and 2017.

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2018 and 2017, are reported in net appreciation (depreciation) in fair value of investments.

The Plan’s policy is to recognize transfers between Levels 1 and 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.  For the years ended December 31, 2018 and 2017, there were no transfers between Levels 1 and 2 and no transfers into or out of Level 3.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2018 AND 2017

(4)    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are interests in a common/collective fund managed by Reliance Trust Company, the custodian of the Plan’s assets.  The Plan also invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

At December 31, 2018 and 2017, the Plan held 127,294 and 136,557 shares of Company common stock through the unitized common stock fund, respectively.  The Plan received $76,969 and $77,070 in dividends on Company common stock for the years ended December 31, 2018 and 2017, respectively.  During 2018 and 2017, the Plan purchased 3,713 and 2,754 shares of Company common stock in the open market through the unitized stock fund having a value of $239,052 and $148,013, respectively.  During 2018 and 2017, the Plan sold 12,976 and 6,756 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $862,035 and $338,905, respectively.

(5)    PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

(6)    TAX STATUS

The Plan is based on a volume submitter plan which has received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, that the volume submitter plan is designed in accordance with applicable sections of the IRC.  The plan administrator has not separately applied for a determination letter from the IRS.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has implemented the accounting guidance for uncertainty in income taxes under the provisions of FASB ASC Topic 740, Income Taxes.  Under that guidance, tax positions are recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities.  As of December 31, 2018, the Plan has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.  The Plan is not currently being examined and the Plan’s management believes its tax-exempt status would be upheld under examination.  Plan management believes the Plan is no longer subject to income tax examination for years prior to 2015.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower,	(c) Description of investment including	(e) Current
	lessor or similar party	maturity date, rate of interest,	value
		collateral, par or maturity value

*	First Savings Financial Group common stock	Unitized common stock fund	$ 7,034,708
*	Reliance Trust/MetLife Stable Value	Common/collective fund	1,842,301
	American Funds American Balanced	Mutual fund	620,737
	American Funds EuroPacific Growth	Mutual fund	473,300
	BlackRock Equity Dividend Institutional	Mutual fund	256,128
	Carillon Eagle Small Cap Growth I	Mutual fund	38,683
	Federated Institutional High Yield Bond	Mutual fund	33,956
	Franklin Utilities Advisor	Mutual fund	48,097
	Janus Enterprise I	Mutual fund	97,091
	JP Morgan Large Cap Growth	Mutual fund	672,333
	Loomis Sayles Ltd Term Gov’t & Agency Class Y	Mutual fund	488,412
	Metropolitan West Total Return Bond I	Mutual fund	6,420
	MFS Global Equity	Mutual fund	22,720
	Oppenheimer Developing Markets I	Mutual fund	106,747
	Templeton Global Bond	Mutual fund	7,546
	T Rowe Price Global Technology Fund I Class	Mutual fund	309,939
	PIMCO Real Return Institutional	Mutual fund	11,571
	Vanguard Intermediate Term Bond Index Admiral	Mutual fund	369,817
	Vanguard REIT Index Admiral	Mutual fund	118,076
	Vanguard Target Retirement Income Advisor	Mutual fund	6,571
	Vanguard Target Retirement 2015	Mutual fund	126,338
	Vanguard Target Retirement 2020	Mutual fund	145,347
	Vanguard Target Retirement 2025	Mutual fund	1,295,544
	Vanguard Target Retirement 2030	Mutual fund	233,174
	Vanguard Target Retirement 2035	Mutual fund	765,240
	Vanguard Target Retirement 2040	Mutual fund	267,301
	Vanguard Target Retirement 2045	Mutual fund	1,245,793
	Vanguard Target Retirement 2050	Mutual fund	73,217
	Vanguard Target Retirement 2055	Mutual fund	109,668
	Vanguard Target Retirement 2060	Mutual fund	75,037
	Vanguard Target Retirement 2065	Mutual fund	542
	Vanguard Small Cap Index Admiral	Mutual fund	418,504
	Vanguard Mid Cap Index Admiral	Mutual fund	648,181
	Vanguard 500 Index Admiral	Mutual fund	731,452
	Victory Sycamore Established Value I	Mutual fund	26,090
	Victory Sycamore Small Company Opportunity I	Mutual fund	18,443

			$ 18,745,024

*	Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 19, 2019	By:	/s/ John P. Lawson, Jr.
John P. Lawson, Jr.
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Monroe Shine & Co, Inc.